                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
           Tender Offer Statement under Section 14(d) (1) OR 13(e)(1)
                     of the Securities Exchange Act of 1934
                                MULTEX.COM, INC.
                       (Name of Subject Company (ISSUER))
                         PROTON ACQUISITION CORPORATION
                     an Indirect Wholly Owned Subsidiary of
                                REUTERS GROUP PLC
                      (Names of Filing Persons (Offerors))
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                CUSIP 625367 10 7
                      (CUSIP Number of Class of Securities)
                              Reuters America Inc.
                              The Reuters Building
                           3 Times Square - 20th Floor
                            New York, New York 10036
                              Attn: General Counsel
                                 (646) 223-4000
                     (Name, address and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)
                                 with copies to:
                                John Evangelakos
                                Stephen M. Kotran
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

                            Calculation of Filing Fee


     -------------------------------|----------------------------------
         Transaction valuation*     |              Amount of filing fee
     -------------------------------|----------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:_____________________
                  Form or Registration No.:_____________________
                  Filing Party:_______________________________
                  Date Filed:_________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

18 February 2003

                            REUTERS TO ACQUIRE MULTEX

London - Reuters Group PLC (LSE: RTR, NASDAQ: RTRSY), the global information company, and Multex.com, Inc. (Nasdaq: MLTX), a premier provider of global financial information, have entered into a definitive agreement for Reuters to acquire Multex for $7.35 ((pound)4.56) per share in cash.

Based in New York, Multex offers comprehensive financial information on over 25,000 active companies worldwide and earnings estimate data on over 16,000 companies in 60 countries. It reported 2002 revenue of $92.4 million ((pound)57.4 million), EBITDA of $11.5 million ((pound)7.1 million) and a net loss of $7.4 million ((pound)4.6 million), in accordance with US GAAP. The acquisition covers net assets with a book value at 31 December 2002 of $109.0 million ((pound)68.0 million), including $50.6 million ((pound)31.0 million) of cash.

Reuters currently owns 6% (1.94 million) of Multex's 32.5 million outstanding shares. Senior management of Multex, who own approximately 5% of Multex not including options, have committed to support the deal by tendering their shares.

Under the agreement, Reuters will begin a tender offer within the next few days for all outstanding shares of Multex. The tender offer will be followed by a merger in which all remaining Multex shareholders will receive the same per share price. Net of Multex's estimated cash and the 6% interest already held by Reuters, and taking account of transaction expenses, the cash cost to Reuters will be approximately $195.0 million ((pound)121.0 million).

The acquisition agreement has been approved by the boards of directors of both companies and is subject to customary conditions, including standard regulatory approvals.

Multex possesses significant content assets, access to the research community and market experience that are expected to bring substantial benefits to Reuters and its customers. It strengthens the Group's financial information products with the addition of deeper global company information and estimates as well as global research content. Reuters will combine these assets with its own to offer the producers and consumers of investment research innovative, cost-effective solutions. Outside of the professional financial markets, Reuters will use these assets to create segmented online financial news, data and research products for retail consumers as well as corporate and media customers.

Tom Glocer, Reuters Group Chief Executive, said: "Multex will play an important part in "Fast Forward," our drive to become a more competitive, focused and profitable information company. We know this company well. It offers compelling information and products that are valued by financial professionals and consumers alike. At a time of structural change in the financial markets, its investment research assets and relationships are particularly attractive.

"We plan a quick and full integration that we expect to yield cost savings within both organisations and that will enable us to take Multex's business to scale with the help of Reuters global distribution infrastructure. Multex and its talented staff will add lasting value to Reuters."

Isaak Karaev, Chairman and Chief Executive Officer of Multex, said: "Our dedicated employees have worked extremely hard to make our company such a success, and I am very excited by the possibilities of the combined organisation. Since our inception, Multex has developed outstanding products and has established solid relationships with our clients and partners. During these years, we enjoyed an excellent working relationship with Reuters across both our institutional and retail products and are familiar with each other's business.

"Reuters leading brand, scale, and market reach are exceptionally valuable assets that will allow us to deepen our penetration into the markets we each serve. I look forward to fully integrating our products and relationships with Reuters. Together, we will enhance our competitive position, open up areas for growth, and maximise our ability to offer high value products to our clients."

Karaev will become President of Reuters Investment Banking and Brokerage segment after the acquisition closes.

The offer requires that sufficient shares be tendered for Reuters to obtain at least a majority of Multex's fully diluted shares when added to the 6% interest it already holds. Subject to satisfaction of its conditions, the tender offer is expected to be completed by the end of March. Following the subsequent merger, Multex will become a wholly-owned subsidiary of Reuters.

Under UK GAAP, Reuters expects the acquisition to reduce normalised profit before tax by approximately (pound)10.0 million ($16.0 million) in 2003 as a result of integration and financing costs. The acquisition is expected to have a positive impact thereafter.

J.P. Morgan plc acted as financial advisor and Sullivan & Cromwell LLP served as legal counsel to Reuters. Bear, Stearns & Co. Inc. acted as financial advisor and Davis, Polk & Wardwell served as legal counsel to Multex. In addition, MacKenzie Partners, Inc. has been retained by Reuters to act as Information Agent for its tender offer.

Ends

Contact

Reuters:
Nancy Bobrowitz
Tel: +1 917 662 9279
Corporate Communications - US
nancy.bobrowitz@reuters.com

Susan Allsopp
Tel: +44 207 542 8404
Corporate Communicate - UK
susan.allsopp@reuters.com

Multex:
Deborah Lipson Hochberg
Tel: +1 212 607 2601
Investor Relations & Corporate Strategy
lipsond@multex.com
------------------
Samantha Topping
Tel: +1 646 576 5584
Director Global Media Relations
s.topping@multex.com
--------------------

NOTE TO EDITORS:

MULTEX'S STOCKHOLDERS ARE ADVISED TO READ REUTERS TENDER OFFER STATEMENT ON SCHEDULE TO AND MULTEX'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/ RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF MULTEX, AT NO EXPENSE TO THEM. THE SCHEDULE TO, THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. COPIES OF THE TENDER OFFER MATERIALS AND THE SCHEDULE 14D-9 WILL ALSO BE ABLE TO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS AT (800) -322-2885 TOLL-FREE OR BY EMAIL TO proxy@mackenziepartners.com. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF MULTEX. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

Reuters Forward-Looking Statements Disclaimer
---------------------------------------------

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters and Multex's financial condition, results of operations and business, and management's strategy, plans and objectives for Reuters and Multex. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risks that sufficient tenders by Multex shareholders are not received or that necessary regulatory approvals are not obtained. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations and products, and general risks associated with the companies' businesses. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For additional information regarding such factors, please see the press release issued by Reuters 18 February 2003 regarding its Strategy Update and 2002 Results Highlight as well as "Risk Factors" in the Reuters Annual Report and Form 20-F for the year ended 31 December 2002, and "Risk Factors" in the Multex Quarterly Report on Form 10-Q for the quarterly period ended 30 September 2002. Copies of the press release and Annual Report and Form 20-F, in the case of Reuters, and the Quarterly Report on Form 10-Q, in the case of Multex, are available on request from Reuters, 85 Fleet Street, London EC4P 4AJ and Multex, 100 William Street, New York, 10038 respectively. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

Multex Forward-Looking Statements Disclaimer
--------------------------------------------

This press release includes forward-looking statements made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify such forward-looking statements. These statements are not guarantees of future performance. They are based on our current expectations and projections about future events, and are subject to a number of risks, uncertainties and assumptions about Multex that could cause actual results to differ materially from those expressed herein. Such risks and uncertainties are described in the periodic reports Multex files with the Securities and Exchange Commission, including under the caption "Risk Factors that May Affect Future Results" in our Annual Report on Form 10-K. Such risks and uncertainties include, but are not limited to: Changing Internet markets and economic conditions; downturns in the financial services industry; increasing competition in our investment research, earnings estimates and ASP businesses; the loss of existing customers or channel partners; our ability to attract and retain highly skilled employees; uncertainty as to future U.S. and international regulations governing the Internet; and potential failures of our network infrastructure. Our reported results should not be considered an indication of future performance. Unless required by law, Multex undertakes no obligation to update forward-looking statements.

About Reuters
-------------

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world's largest international multimedia news agency. In 2002, the Reuters Group had revenues of (pound)3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

About Multex

Founded in 1993, Multex is a leading provider of global broker and independent research, consensus and detailed analyst estimates, and comprehensive fundamental and business information on more than 25,000 active companies worldwide. Through multiple delivery channels, we serve the information needs of investment management firms, broker-dealers, corporations and individuals. Based in New York, Multex has over 550 employees in offices across North America, Europe and Asia.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Reuters Group PLC as financial adviser (within the meaning of the Rules of the Financial Services Authority) and for no one else in connection with the proposed acquisition of Multex.com, Inc. and will not be responsible to anyone other than Reuters Group PLC for providing the protections afforded to clients of J.P. Morgan plc or for giving advice in relation to the proposed acquisition of Multex.com, Inc.